Exhibit 99.2

InterContinental Hotels Group PLC

Britannia Soft Drinks – Signing of Agreements

InterContinental Hotels Group PLC (“IHG”) is pleased to announce that its soft drinks subsidiary, Britannia Soft Drinks Limited (“BSD”), has signed agreements with PepsiCo, Inc. (“PepsiCo”) that secure new long-term Exclusive Bottling Agreements. BSD’s existing shareholders have also signed an agreement with BSD and PepsiCo which creates an opportunity to undertake an initial public offering (“IPO”) of BSD.

Renewal of Exclusive Bottling Agreement

BSD has successfully renewed its Exclusive Bottling Agreement with PepsiCo on broadly similar terms to those of the current agreement. This maintains BSD’s exclusive rights in the Great Britain to the Pepsi and 7UP brands. The agreement has a term of 15 years and will be automatically extended by a further 5 years on IPO.

Opportunity for Initial Public Offering

BSD’s existing shareholders have agreed to exchange PepsiCo’s 10% shareholding in Britvic Holdings Limited, a subsidiary of BSD, for a 5% share in BSD. The existing shareholders will reduce their holdings in BSD on a pro rata basis.

The ownership of BSD is now as follows:

InterContinental Hotels Group	47.50%
Allied Domecq	23.75%
Whitbread	23.75%
PepsiCo	5.00%

BSD’s shareholders have also agreed subject, inter alia, to market conditions, to consider an initial public offering of BSD, between 1 January 2005 and 31 December 2008.

IHG will continue to control and consolidate BSD.

Richard North, chief executive of IHG and chairman of BSD said, “This is great news for Britvic, its employees, owners and customers. Renewal of the bottling agreement with PepsiCo ensures a steady stream of revenue, assuring Britvic's long term future.”

He continued, “The option to IPO the business is great news for IHG as it offers us the opportunity, should market conditions allow, to realise in full a very valuable asset and enable us to focus entirely on hotels.”

-ends-

For further information , please contact:

Karen Whitworth, Investor Relations	+44 (0)1753 410177
Dee Cayhill, Corporate Affairs	+44 (0)1753 410423
Kathryn Holland, Corporate Affairs	+44 (0)1753 410425

Notes to Editors:

Prior to the introduction of the new agreements, BSD’s shareholders were IHG (50% plus one share), Allied Domecq (25% less half a share) and Whitbread (25% less half a share). BSD in turn owned 90% of Britvic Holdings Ltd, with the remaining 10% (having a net asset value of £22.9 million) held by PepsiCo.

Diagrams of the previous and new structures of Britannia Soft Drinks are available on our website at http://www.ihgplc.com/britannia .

The Britvic Group is the second largest manufacturer of soft drinks, by volume, in the UK. The Britvic Group owns an impressive portfolio of soft drinks that includes Robinsons, Tango, Britvic (juice and mixers), R Whites, Ame, J2O, Purdey’s and Aqua Libra and the exclusive rights in perpetuity to Red Devil (in the UK and the Republic of Ireland.) The Group also holds the exclusive franchise rights in Great Britain for the Pepsi and 7UP brands.

The franchise has historically been very successful with Pepsi brand volume having trebled from 172 million litres in 1987 to 580 million litres in 2003 making Great Britain one of PepsiCo’s most successful regions for its Pepsi and 7UP brands. BSD believes there is significant scope for further growth from the partnership with PepsiCo under the new agreements.